UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              WCI Communities, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    92923C104
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 5, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons on January 12, 2007 (as amended, the "Initial 13D"), as amended by amendment No. 1 thereto and amendment No. 2 thereto (which was inadvertently filed as amendment No. 3), filed with the SEC by the Reporting Persons on February 16, 2007 and May 31, 2007, respectively, and as amended by the Tender Offer Statement on Schedule TO filed by the Reporting Persons, and certain affiliated parties, with the SEC on March 23, 2007, and as amended by amendments Nos. 1, 2 and 3 thereto filed by such parties with the SEC on May, 11, 2007, May 17, 2007 and May 21, 2007, respectively, with respect to the shares of Common Stock, par value $.01 (the "Shares"), issued by WCI Communities, Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

     Item 4 of the Initial 13D is hereby amended by the addition of the following:

     On June 5, 2007, an affiliate of Carl Icahn entered into a confidentiality agreement (the "Confidentiality Agreement") with the Issuer in connection with its participation in the sale process being conducted by the Issuer. A copy of the Confidentiality Agreement is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Confidentiality Agreement are qualified in their entirety by reference to the Confidentiality Agreement filed herewith.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     The Confidentiality Agreement contains certain provisions with respect to the securities of the Issuer. A copy of the Confidentiality Agreement is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Confidentiality Agreement are qualified in their entirety by reference to the Confidentiality Agreement filed herewith.

Item 7. Material to be Filed as Exhibits

     Item 7 is hereby amended by the addition of the following:

     1     Confidentiality Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2007

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
  By: Barberry Corp., sole member

      By:  /s/ Edward E. Mattner
           ---------------------
           Name:   Edward E. Mattner
           Title:  Authorized Signatory

HOPPER INVESTMENTS LLC
By: Barberry Corp., sole member

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:   Edward E. Mattner
       Title:  Authorized Signatory

BARBERRY CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:   Edward E. Mattner
       Title:  Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

  By:  /s/ Keith A. Meister
       --------------------
       Name:   Keith A. Meister
       Title:  Managing Director

ICAHN OFFSHORE LP

  By:  /s/ Keith A. Meister
       --------------------
       Name:   Keith A. Meister
       Title:  Managing Director

CCI OFFSHORE CORP.

  By:  /s/ Keith A. Meister
       --------------------
       Name:   Keith A. Meister
       Title:  Managing Director


    [WCI Communities, Inc.: Signature Page of Amendment No. 3 to Schedule 13D re: Execution of Confidentiality Agreement in connection with Sale Process]

ICAHN PARTNERS LP

  By:  /s/ Keith A. Meister
       --------------------
       Name:   Keith A. Meister
       Title:  Managing Director

ICAHN ONSHORE LP

  By:  /s/ Keith A. Meister
       --------------------
       Name:   Keith A. Meister
       Title:  Managing Director

CCI ONSHORE CORP.

  By:  /s/ Keith A. Meister
       --------------------
       Name:   Keith A. Meister
       Title:  Managing Director


















    [WCI Communities, Inc.: Signature Page of Amendment No. 3 to Schedule 13D re: Execution of Confidentiality Agreement in connection with Sale Process]

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


































    [WCI Communities, Inc.: Signature Page of Amendment No. 3 to Schedule 13D re: Execution of Confidentiality Agreement in connection with Sale Process]